

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2008

Mr. Frank L. Jaksch, Jr.
Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard
Suite G, First Floor
Irvine, CA 92618

> **Re: ChromaDex Corp. (formerly Cody Resources, Inc.)**
> **Item 4.01 Form 8-K filed June 24, 2008**
> **File No. 333-140056**

Dear Mr. Jaksch:

We have reviewed your filing and have the following comment. We have limited our review to only the disclosures you have provided under Item 4.01 of Form 8-K. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on June 24, 2008

Item 4.01

1.   We note your disclosure indicating that you dismissed your former accountant on June 20, 2008. Tell us why the letter provided by your former accountant and filed as Exhibit 16 reflects a date that precedes their date of dismissal. Please confirm to us that you dismissed your former accountant on June 20, 2008, and if so, request your former accountant review the disclosures you have provided in

response to Item 304(a) of Regulation S-B, and state in a newly dated letter addressed to us whether it agrees with the statements you have made. If June 20, 2008 is not the date of dismissal, please correct your disclosures and obtain a new letter from your auditor. Please submit your former accountant's new letter as an exhibit to the Form 8-K/A. Refer to Item 304(a)(3) of Regulation S-B for additional guidance.

As appropriate, please amend your filing and respond to this comment within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding this comment. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief